1001 Pennsylvania Avenue, NW, Washington, DC 20004-2595 — p202 624-2500 — f202 628-5116

April 30, 2013

Ms. Alexandra M. Ledbetter

Attorney - Advisor

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Signature Group Holdings, Inc. Preliminary Proxy Statement on Schedule 14A Filed on April 23, 2013 by New Signature, LLC, et al. File No. 1-08007

Dear Ms. Ledbetter:

Set forth below are responses to the comments which were provided by the Commission’s Staff to our clients New Signature, LLC and the other participants (the “Concerned Stockholders”) in connection with their proposed solicitation of proxies from stockholders of Signature Group Holdings, Inc. (the “Company”) at the Company’s 2013 Annual Meeting of Stockholders by your letter dated April 29, 2013 (the “Comment Letter”), regarding the above-referenced filing (the “Proxy Statement”).

The text of each comment in the Comment Letter is included in the Company’s responses for your reference. The references in the captions below to “Comment” correspond to the numbered paragraphs of the Comment Letter.

In addition to the responses to the Commission’s comments, the Concerned Stockholders concurrently with the filing of this letter will file an amended preliminary proxy statement on Schedule 14A reflecting the Commission’s requested edits.

General

Comment 1. Please mark the preliminary proxy statement and the form of proxy clearly as “Preliminary Copies.” See Rule 14a-6(e)(1).

Response: The requested revisions have been incorporated on the cover page of and form of proxy accompanying the Proxy Statement.

Crowell & Moring LLP —  www.crowell.com — Washington, DC — New York  — San Francisco — Los Angeles  — Orange County — Anchorage  — London — Brussels

Comment 2. Please fill in the blanks in the proxy statement.

Response: The requested revisions have been completed throughout the Proxy Statement as marked in the redlined Proxy Statement filed concurrently with this Response Letter.

Proposal No. 1 – Election of Directors, page 9

Comment 3. We note the reference at the top of page 9 to the nominees being “independent.” Please revise the disclosure to clarify whether the nominees are independent under the independence standards applicable to the registrant, as described in Item 407(a) of Regulation S-K.

Response: The common stock of the Company is not listed on a national exchange, but rather is quoted on the OTC QX Bulletin Board. The Concerned Stockholders have chosen to analyze the independence of the nominees of the Concerned Stockholders under the NYSE MKT independence standards. The Concerned Stockholders believe that each of their director nominee is independent under such standards. The requested disclosure has been added at the end of the discussion of Proposal No. 1, Election of Directors.

Solicitation of Requests; Expenses, page 21

Comment 4. We note the statement that proxies may be solicited by mail, email and telegram. Please be advised that all written soliciting materials must be filed under the cover of Schedule 14A. See Rule 14a-6(b). Please confirm your understanding in this regard.

Response: The Concerned Stockholders hereby confirm their understanding that all written soliciting materials in connection with the solicitation must be filed under cover of Schedule 14A.

Comment 5. We further note the statement that proxies may be solicited by telephone and personal solicitation. Please be advised that all written instructions, scripts or other materials that discuss, review or comment on the merits of any matter to be acted on, that are furnished to persons making the actual solicitation for their use directly or indirectly in connection with the solicitation, whether the persons making the solicitation are third–party proxy solicitors or the participants themselves, must be filed under the cover of Schedule 14A. See Rule 14a-6(c). Please confirm your understanding in this regard.

Response: The Concerned Stockholders hereby confirm their understanding that all written instructions, scripts or other materials discussing, reviewing or commenting on the merits of any matter in connection with the solicitation, whether the persons making the solicitation are third-party solicitors or Concerned Stockholders, must be filed under cover of Schedule 14A.

Included with this response to the Comment Letter, is the Staff’s requested acknowledgement from the Concerned Stockholders regarding their responsibility for the adequacy and accuracy of the disclosure in the Proxy Statement, the understanding that Staff comments and the changes made in response to Staff comments do not foreclose future action by the Commission, and their inability to assert Staff comments as a defense in a proceeding initiated by the Commission or other person under the U.S. federal securities laws.

*        *        *

If you have any questions regarding the matters discussed above, please telephone the undersigned, the Concerned Stockholders’ outside counsel, at 202-624-2993 or via email at khoward@crowell.com.

Sincerely,

/s/ Kelly G. Howard

Kelly G. Howard

cc:	Raj Maheshwari, New Signature, LLC

Enclosures

STATEMENT OF PARTICIPANTS IN PROXY SOLICITATION FOR SIGNATURE

GROUP HOLDINGS, INC. 2013 ANNUAL MEETING OF STOCKHOLDERS

Each of the undersigned participants in the solicitation of proxies for the 2013 annual meeting of stockholders of Signature Group Holdings, Inc. hereby acknowledges:

•	the participants are responsible for the adequacy and accuracy of the disclosure in this filing;

•	staff comments or any changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: April 30, 2013

New Signature, LLC	Craig T. Bouchard

/s/ Raj Maheshwari	/s/ Craig T. Bouchard
By: Raj Maheshwari, Member
Duart Holdings LLC
Charlestown Capital Advisors, LLC
/s/ Malcolm F. MacLean IV
/s/ Raj Maheshwari	By: Malcolm F. MacLean IV, Managing
By: Raj Maheshwari, Managing Member	Member

Raj Maheshwari	Malcolm F. MacLean IV

/s/ Raj Maheshwari	/s/ Malcolm F. MacLean IV

Lee Smith	Steven Gidumal

/s/ Lee Smith	/s/ Steven Gidumal

Bouchard 10S LLC	Clifford D. Nastas

/s/ Craig T. Bouchard	/s/ Clifford D. Nastas
By: Craig T. Bouchard, Managing Member